UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 15, 2014



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure; 8.01 Other Events.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on October 15, 2014, as Exhibit 99.1 which is included herein. The press release was issued to report that on October 15, 2014, the Board of Winnebago Industries, Inc. approved the reinstatement of a quarterly cash dividend of $.09 per share of common stock, payable on November 26, 2014 to shareholders of record at the close of business on November 12, 2014.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description
99.1	Press release of Winnebago Industries, Inc. dated October 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

(Registrant)

Dated:	October 15, 2014	By:	/s/ Randy J. Potts
		Name:	Randy J. Potts
		Title:	Chairman of the Board, Chief Executive Officer and President

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 **News Release**

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES CASH DIVIDEND REINSTATEMENT

FOREST CITY, IOWA, October 15, 2014 -- Winnebago Industries, Inc. (NYSE:WGO), has declared the reinstatement of a quarterly cash dividend of nine cents a share, payable on November 26, 2014 to shareholders of record at the close of business on November 12, 2014, as a result of action taken at the Board of Directors meeting held today.

"We believe the time is right for Winnebago to reinstate a cash dividend," said Winnebago Chairman, CEO and President Randy Potts. "Our ultimate goal is to return profits to our shareholders. We believe the payment of a cash dividend will enhance our shareholders' value over the long-term."

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name In Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company and its subsidiary build quality motorhomes, travel trailers, fifth wheel products and transit buses. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.wgo.net/investor.html.

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